SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Romantique Ltd.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

775874100
(CUSIP Number)

Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, NY 10005 212-344-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 775874 100

1.	Names of Reporting Persons. Yitzchok Gurary

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of	7.	Sole Voting Power: 2,037,000
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,037,000
Reporting
Person With	10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,037,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
19.3%

14.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D

CUSIP No. 775874 100

Item 1.    Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to common shares $.0001 par value (the "Common Shares"), of Romantique, Ltd. (the "Issuer"). The address of the Issuer's principal executive office is 64 West 48th  Street, Suite 1107, New York, NY 10036.

Item 2.    Identity and Background

(a), (b), (c), (d), (e), and (f). This Statement is filed on behalf of Yitzchok Gurary (“Gurary” or the "Reporting Person").

Yitzchok Gurary resides at 525 Lefferts Avenue, Brooklyn, NY 11225. Mr. Gurary is The President and Chief Executive Officer of Romantique Ltd., 64 West 48th Street, Suite 1107, New York, NY 10036.

During the past five years Mr. Gurary has not been convicted in a criminal proceeding. During the past five years, Mr. Gurary has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Gurary is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 2,037,000 shares of the Common Shares held by Yitzchok Gurary is $2,037.00. Mr. Gurary paid for these share with personal funds.

Item 4.    Purpose of Transaction

(a)-(j). Mr. Guray purchased these shares as a founder of Romantique, Ltd.

Currently, Mr. Gurary has no plans to sell these shares or acquire additional shares of the Issuer. Mr. Gurary has no plans which would result in an extraordinary transaction of the Issuer, the sale or transfer of a material amount of assets of the Issuer, any change in management or the board of directors of the Issuer, any material change in the capitalization or divided policy of the Issuer, any material change inn the Issuer’s corporate structure, any change in the Issuer’s charter or bylaws, causing a class of securities to be de-listed or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of securities of the Issuer becoming eligible for termination of registration pursuant to section 12 (g) (4).

SCHEDULE 13D

CUSIP No. 775874 100

Item 5.    Interest in Securities of the Issuer

Depending on factors deemed relevant by the Reporting Person, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Person reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Person may determine.

Presently the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

(a)(b) As of the filing date of this Schedule 13D, the aggregate number of Common Shares and percentage of the outstanding Common Shares of Romantique, Ltd. beneficially owned by Yitzchok Gurary is 2,037,000, representing 19.3% of Romantique Ltd. common shares. Mr Gurary has sole power to vote and dispose of these shares.

                Mr. Gurary has not engaged in any transactions with these shares for the past sixty days.

Item 6.    Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) pursuant to this Item.

Item 7.    Materials To Be Filed As Exhibits

Not applicable

(The remainder of this page was intentionally left blank)

SCHEDULE 13D

CUSIP No. 775874 100

 SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2014	By:	/s/ Yitzchok Gurary
Yitzchok Gurary